Exhibit 12.1

Flowers Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

Twenty-Eight Weeks Ended July 16, 2016

(000’s Omitted, Except Ratio Amounts)

Twenty-Eight Weeks Ended
July 16, 2016
Fixed Charges:
Interest expense	$16,717
Interest portion of rent expense(1)	$19,793
Total Fixed Charges	$36,510

Earnings:
Income before income taxes	$170,803
Plus: Fixed charges(2)	$36,510
Earnings Available to Cover Fixed Charges	$207,313
Ratio of Earnings to Fixed Charges	5.7x

(1)	One-third of total rent expense is the portion deemed representative of the interest factor.
(2)	Fixed charges represent gross interest expense plus the interest portion of rent expense.